Exhibit 99.1

Galaxy Payroll Group Limited Announces Pricing of Its Initial Public Offering

Hong Kong, Sep. 12, 2024 (GLOBE NEWSWIRE) – Galaxy Payroll Group Limited (the “Company” or “GLXG”), a reputable payroll outsourcing service, employment service and consultancy and market research service provider based in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 1,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $7,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on September 12, 2024, under the ticker symbol “GLXG”.

The Company has granted the underwriter an option, exercisable within 45 days from the effective date of certain Registration Statement (as defined below), to purchase up to an additional 262,500 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering is expected to close on September 13, 2024, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. R.F. Lafferty & Co., Inc., acted as the sole underwriter (the “Underwriter”) for the Offering. Pryor Cashman LLP is acting as U.S. counsel to the Company, and VCL Law LLP is acting as U.S. counsel to the Underwriter in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) brand promotion and marketing (20%); 2) recruitment of talented personnel (20%); 3) expansion of new offices and servicing scope (20%); 4) enhancement of IT systems (20%) and 5) general working capital (20%).

A registration statement on Form F-1 (File No. 333-269043) relating to the Offering, as amended (the “Registration Statement”), was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 10, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc by email at offerings@rflafferty.com or via standard mail to R. F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY10005. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Payroll Group Limited

Galaxy Payroll Group Limited is a Hong Kong-headquartered company with decades of experience and understanding in the payroll outsourcing service, employment service industry and human capital market in Asian countries. Through its operating entities and in-country partners, the Company provides payroll outsourcing service, employment service and consultancy and market research service to customers from China mainland, Hong Kong, Taiwan, Macau, Japan, Australia and other Asian countries, which are mainly categorized as (i) channels which are global human resources service providers engaged by companies/organizations to handle payroll and/or employment-related matters for their branch offices in different regions; (ii) end-users which are mainly multinational companies/organizations that outsource their payroll and/or employment functions to the Company directly; and (iii) end-users consulting the Company for their future expansion worldwide. For more information please visit: http://investors.galaxy-hk.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

R. F. Lafferty & Co., Inc.

40 Wall Street, 27th Floor

New York, NY 10005

(212) 293-9090

offerings@rflafferty.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214